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                                                                   EXHIBIT 99.1

                               SUCCESSORIES, INC.

                                IMPORTANT NOTICE
               CONCERNING YOUR RIGHT TO SUBSCRIBE FOR COMMON STOCK


To Holders of Successories Common Stock and Preferred Stock:

     Enclosed for your consideration are a Prospectus, dated ______________, 2000, and the Successories, Inc. rights exercise agreement relating to the offer to purchase a minimum of 2,000,000 shares and a maximum of 2,500,000 shares of common stock, $.01 par value per share, of Successories, Inc. at an exercise price of $2.00 per share, in cash, pursuant to non-transferable subscription rights.

     As described in the accompanying Prospectus, if, as of ________, 2000, you held shares of our common or preferred stock, you will receive one non-transferable right for each share of our common stock, or common stock equivalent, that you own. Each right entitles you to purchase .3087 shares of common stock for $2.00 per share. We will only issue whole shares in the offering, so you will need 3.2394 rights to purchase one share of common stock. Information on the Federal income tax treatment of the rights and the common stock purchased pursuant to the exercise of the rights is provided in the Prospectus.

     A separate certificate evidencing the rights will not be delivered.

     We anticipate that we will use approximately $3,500,000 of the net proceeds of this offering to pay down a portion of our outstanding term loan and revolving credit loan and the remaining funds for working capital.

     RIGHTS ARE NON-TRANSFERABLE.

     If you wish to exercise your rights and subscribe for common stock, your executed rights exercise agreement must be received along with the aggregate payment therefor by Illinois Stock Transfer Company which is acting as the exercise agent, by 5:00 p.m., New York City time, on August 31, 2000. We may extend the expiration date upon notice to the exercise agent to a date not later than September 30, 2000. After this date, rights will no longer be exercisable to purchase shares of common stock.

     ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFERING SHOULD BE DIRECTED TO ILLINOIS STOCK TRANSFER COMPANY AS THE EXERCISE AGENT, AT THE FOLLOWING TELEPHONE NUMBER: (312) 427-2953.

                                       Very truly yours,



                                       Gary Rovansek
                                       President, Chief Executive Officer,
                                       Chief Operating Officer
                                       and Director

Enclosures